December 10, 2013
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Mr. Ethan Horowitz
Branch Chief
Re:    Gastar Exploration, Inc. (formerly Gastar Exploration Ltd.)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 8-K filed March 11, 2013
Supplemental Response dated September 20, 2013
File No. 001-32714

Gastar Exploration USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 8-K filed March 11, 2013
Supplemental Response dated September 20, 2013
File No. 001-35211

Ladies and Gentlemen:
Set forth below is a supplemental response of Gastar Exploration, Inc. (formerly Gastar Exploration Ltd.) (“Gastar”) and Gastar Exploration USA, Inc. (“Gastar USA,” and together with Gastar, the “Company,” “we,” “us” or “our”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2013, with respect to the Form 10-K for Fiscal Year Ended December 31, 2012 jointly filed by Gastar and Gastar USA (the “Form 10-K”) and the Form 8-K jointly filed by Gastar and Gastar USA on March 11, 2013 (the “Form 8-K,” and together with the Form 10-K, the “‘34 Act Reports”).

Gastar Exploration, Inc.
1331 Lamar, Suite 650 Houston, TX 77010
Phone: (713)739-1800 Fax: (713)739-0458

Securities and Exchange Commission
December 10, 2013

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.
Form 10-K for Fiscal Year Ended December 31, 2012
Notes to Consolidated Financial Statements
Note 19 - Supplemental Oil and Gas Disclosures, page F-41
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-44

4.
We note your response to comment 7 in our letter dated September 12, 2013 regarding your calculation of the standardized measure of discounted future cash flows. Your response states that future cash inflows were calculated based on the 12-month arithmetic average first-day-of-the-month benchmark prices identified and used in the reserve reports of your independent engineers. However, it does not appear that the disclosure on page F-44 of your Form 10-K of the prices used in the calculation of future cash inflows is consistent with the average adjusted product prices used to estimate proved reserves as disclosed in the reserve reports. Please revise this disclosure accordingly.

RESPONSE:
After further consideration, we are supplementing our response to Comment No. 4 contained in the Staff’s letter dated October 21, 2013, which is a follow-up comment to Comment No. 7 contained in the Staff’s letter dated September 12, 2013. We acknowledge the Staff’s comment and respectfully submit that in future filings, we will revise our disclosure to clarify the prices used in the calculation of future cash inflows as follows:
“For the years ended December 31, 2012, 2011 and 2010 future cash inflows were computed using the 12-month unweighted arithmetic average of the first-day-of-the-month prices for natural gas and oil (the “benchmark base prices”) ~~adjusted by lease in accordance with sales contracts and for energy content, quality, transportation, compression and gathering fees and regional price differentials, relating to the Company’s proved reserves to the year-end quantities of those reserves~~. For the periods indicated, the following benchmark base prices for natural gas and oil, before lease adjustments, were used in the calculations:

Securities and Exchange Commission
December 10, 2013

	For the Years Ended December 31,
	2012	2011	2010

Natural gas, per MMBtu:
Henry Hub	$2.76	$4.12	$4.38
Oil, per barrel:
per NSAI - WTI posting	$91.21	$92.71	$75.96
per Wright - WTI spot	$94.71	$96.19	$—
These benchmark base prices are held constant in accordance with SEC guidelines for the life of the wells included in the reserve report but are adjusted by lease in accordance with sales contracts and for energy content, quality, transportation, compression, ~~and~~ gathering fees and regional price differentials. The Company also includes its standard overhead charges pursuant to the respective property joint operating agreements in the calculation of its future cash flows.”
*    *    *    *    *

Securities and Exchange Commission
December 10, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jim Prince of Vinson & Elkins L.L.P. at (713) 758-3710.
Very truly yours,

Gastar Exploration, Inc.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich
Title:    Vice President and Chief Financial Officer

Gastar Exploration USA, Inc.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich
Title:    Secretary and Treasurer

cc:    J. Russell Porter (Gastar Exploration, Inc. and Gastar Exploration USA, Inc.)
James M. Prince (Vinson & Elkins L.L.P.)
Sarah K. Morgan (Vinson & Elkins L.L.P.)
Alan Stevens (BDO USA, LLP)
Kacy Lutrick (BDO USA, LLP)